June 18, 2008

United States Securities
   and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-4644

RE:          Nationwide Life Insurance Company
NationwideVariable Account-II
Registration Statement on Form N-4; File No. 333-147273

Ladies and Gentleman:

Pursuant to the Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company, for itself and on behalf of its Nationwide Variable Account-II (the “Variable Account”), respectfully requests acceleration of the effective date of the registration statement for the Variable Account.  It is desired that the registration become effective on Thursday, June 19, 2008.

The undersigned is an Officer of Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Jamie Ruff Casto at (614) 249-8782 should you have any questions.

Sincerely,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/TERRY C. SMETZER
Terry C. Smetzer
Associate Vice President and Assistant Treasurer

Cc:           Ms. Rebecca Marquigny
Office of Insurance Products

June 18, 2008

VIA EDGAR

The United States Securities and
Exchange Commission
Judiciary Plaza
100 F Street NE
Washington, D.C. 20549-4644

Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
Registration Statement on Form N-4; File No. 333-147273

Ladies and Gentlemen:

Pursuant to the Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company, for itself and on behalf of its Nationwide Variable Account-II (the “Variable Account), respectfully requests acceleration of the effective date of the registration statement for the Variable Account.  It is desired that the registration become effective on Thursday, June 19, 2008.

The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Jamie Ruff Casto at (614) 249-8782 should you have any questions.

Sincerely,

NATIONWIDE LIFE INSURANCE COMPANY

/s/JOHN M. KAWAUCHI
John M. Kawauchi
Vice President-Individual Investments Group

Cc:           Ms. Rebecca Marquigny
Office of Insurance Products